

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 18, 2017

Chad M. Holmes
Chief Financial Officer
CRA International, Inc.
200 Clarendon Street
Boston, MA 02116

      Re: CRA International, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed March 15, 12017
              File No. 000-24049

Dear Mr. Holmes:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Carlos Pacho

                        Carlos Pacho
                        Senior Assistant Chief Accountant
                        AD Office 11 – Telecommunications